UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

                                                 SEC FILE NUMBER 000-09474
                                                 CUSIP NUMBER


                         NOTIFICATION OF LATE FILING

(Check One):

Form 10-K [  ]  Form 20-F [  ]  Form 11-K [  ] Form 10-Q [ X ] Form N-SAR [  ]


For Period Ended: September 30, 2000

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________

PART I -  REGISTRANT INFORMATION

                     Potomac Energy Corporation
_____________________________________________________________________________
                      Full Name of Registrant


                     Midwestern Resources, Inc.
____________________________________________________________________________
                     Former Name if Applicable


                     3168 Bel Air Drive
______________________________________________________________________________
         Address of Principal Executive Office (Street and Number)


                     Las Vegas, Nevada 89109
_____________________________________________________________________________
                    City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company has recently moved its corporate headquarters from Oklahoma City, OK to Las Vegas, NV. This process has required an unanticipated amount of attention from the registrant's executive officers, precluding the filing of the quarterly report for the period ended September 30, 2000 without the benefit of a five day extension.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Fred W. Young         702          792-8404
________________   __________     ________________
(Name)           (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]
___________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Potomac Energy Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                /s/ Fred W. Young
Date: November 13, 2000     By________________________________________
                              Fred W. Young
                              President, Chief Executive Officer,
                              Treasurer and Director